UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of March 2024.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

FINAL DIVIDEND PROPOSAL

Santiago, Chile, March 28, 2024 – Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) announced today that in accordance with Article 9 and 10 of the Chilean Securities Market Act, it informs the following as an essential fact (hecho esencial):

Today, SQM’s Board of Directors unanimously agreed to recommend at the next Annual General Shareholders’ Meeting to be held on April 25, 2024, that it distribute and pay, in accordance with the Company’s dividend policy (the “Policy), an equivalent of US$0.21339 per share, which the Company must pay to complete the amount of US$2.11386 per share, as a final dividend. This final dividend already considers the payment of the first interim dividend equal to US$0.78760 per share, the second interim dividend equal to US$0.60940 per share and the third interim dividend equal to US$0.50347 per share, which were paid during 2023.

The 2023 final dividend balance due shall be paid in the equivalent in Chilean pesos according to the value of the “Observed Dollar” or “US Dollar” that appears published in the Official Gazette on May 13, 2024. The payment of this dividend shall be made in favor of the Company´s shareholders, in person or through their duty authorized representatives starting at 9:00 am on May 16, 2024, who are registered with the respective registry on the fifth business day before the day on which the payment shall be made.

About SQM
SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes / gerardo.illanes@sqm.com
Irina Axenova / irina.axenova@sqm.com
Isabel Bendeck / isabel.bendeck@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com
Pablo Pisani / pablo.pisani@sqm.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: March 28, 2024	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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